                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 12) *

             Meritage Hospitality Group Inc., a Michigan corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   59000K 10 1
                            -----------------------
                                 (CUSIP number)

                              Christopher B. Hewett
                                    President
                                CBH Capital Corp.
                                 8057 Brill Road
                             Cincinnati, Ohio 45243
                                 (513) 561-5204
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                FEBRUARY 11, 1999
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

----------------------------                           -------------------------
CUSIP NO.  59000K 10 1            SCHEDULE 13D           Page 2 of 5 Pages
----------------------------                           -------------------------



------- ----------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CBH Capital Corp.
        65 - 0457574

------- ----------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a) [X]
                                                                                             (b) [ ]

------- ----------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


------- ----------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO TIME 2(d) OR 2(e)                                                                     [ ]

------- ----------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Florida
------- ----------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
                       -------- ----------------------------------------------------------------------------
  NUMBER OF               8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   -0-
OWNED BY EACH          -------- ----------------------------------------------------------------------------
  REPORTING               9     SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                       -------- ----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,392,858  (contractual right to obtain shares after $9,750,000 payment to Issuer)
------- ----------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,392,858  (contractual right to obtain shares after $9,750,000 payment to Issuer)
------- ----------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                           [ ]


------- ----------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.3%
------- ----------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
------- ----------------------------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO.  59000K 10 1            SCHEDULE 13D           Page 3 of 5 Pages
----------------------------                           -------------------------



------- ----------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Christopher B. Hewett

------- ----------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)  [X]

                                                                                             (b)  [ ]

------- ----------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS


------- ----------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO TIME 2(d) OR 2(e)                                                                      [ ]

------- ----------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
------- ----------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                -0-
                       -------- ----------------------------------------------------------------------------
  NUMBER OF               8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                   -0-
OWNED BY EACH          -------- ----------------------------------------------------------------------------
  REPORTING               9     SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                       -------- ----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,392,858  (contractual right to obtain shares after $9,750,000 payment to Issuer)
------- ----------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,392,858  (contractual right to obtain shares after $9,750,000 payment to Issuer)
------- ----------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                            [ ]


------- ----------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.3%
------- ----------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
------- ----------------------------------------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 2, 5, 6 and 7 by adding the material below.

 ITEM 2.  IDENTIFY AND BACKGROUND.

         Item 2 is amended with the following changes:

         (c) Christopher B. Hewett resigned as a member of the Issuer's Board of Directors effective February 8, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  See Item 6.  See also pages 2 and 3, nos. 11 and 13.

         (b)  See Item 6. See also pages 2 and 3, nos. 7-10.

         (c) On February 11, 1999, Mr. Hewett sold, in a private transaction, 245,811 of the Issuer's common shares owned by Mr. Hewett to Robert E. Schermer, Sr. at a price of $2.034 per share.

         (d)  See Item 6.

         (e)  Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On February 11, 1999, Mr. Hewett and CBH Capital Corp. (on the one hand) and the Issuer (on the other hand) closed on a Settlement Agreement dated February 8, 1999. As part of the Settlement Agreement, the First Amended and Restated Secured Promissory Note and Stock Pledge Agreement in the principal amount of $9,750,000 between CBH Capital Corp. and the Issuer were amended (the "Note" and the "Pledge Agreement"), such that the principal amount of the Note is due and payable on the expiration of the Note (September 19, 2000), rather than in installment payments over a five year period. In addition, the 1,392,868 common shares owned of record by CBH Capital Corp. will continue to be held by the Issuer as collateral pursuant to the Note and Pledge Agreement. Recovery of this collateral serves as the Issuer's sole remedy in the event of a default under the Note and Pledge Agreement. Also as part of the Settlement Agreement, CBH Capital Corp. and the Issuer entered into an Option Agreement whereby the Issuer holds an option to purchase the collateralized shares for $9,750,000 in the event that CBH Capital Corp. obtains the collateralized shares by making the full payment under the Note.

         As part of the Settlement Agreement, Mr. Hewett and CBH Capital Corp. entered into a Voting Agreement with James R. Saalfeld (Vice President and Secretary of the Issuer). Mr. Saalfeld also received an Irrevocable Proxy from Mr. Hewett and CBH Capital Corp. Pursuant to these documents, Mr. Saalfeld obtained the right to vote 1,392,868 of the Issuer's common shares owned of record by CBH Capital Corp. These shares, combined with the 7,877 common shares owned of record by Mr. Saalfeld, shall be voted in accordance with the recommendation of the Company's Board of Directors on all matters submitted to a vote of the Company's shareholders or, if the Board fails to make a recommendation, as Mr. Saalfeld deems proper.


                                Page 4 of 5 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     10.01 Settlement Agreement dated February 8, 1999 among Meritage Hospitality Group Inc., CBH Capital Corp. and Christopher B. Hewett with Second Amended and Restated Secured Promissory Note and Stock Pledge Agreement, Option Agreement, Voting Agreement and Irrevocable Proxy attached as exhibits. This exhibit is attached herewith.


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999                       CBH Capital Corp.


                                                By:  /s/ Christopher B. Hewett
                                                --------------------------------
                                                Christopher B. Hewett
                                                President


                                                /s/ Christopher B. Hewett
                                                --------------------------------
                                                Christopher B. Hewett
                                                Individually









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